SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2011

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ✓                       Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____                                No     ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

an announcement regarding proposed downward adjustment to the conversion price of the A share convertible bonds and notice of the second extraordinary general meeting for the year 2011 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 28, 2011.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for delivery to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

PROPOSED DOWNWARD ADJUSTMENT TO THE CONVERSION PRICE
OF THE A SHARE CONVERTIBLE BONDS
AND
NOTICE OF THE SECOND EXTRAORDINARY GENERAL MEETING
FOR THE YEAR 2011

A notice convening the Second Extraordinary General Meeting for the year 2011 of China Petroleum & Chemical Corporation to be held at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on Thursday, 15 December 2011 at 9:00 a.m. is set out on pages 6 to 8 of this circular. A proxy form for the use at the EGM is enclosed herewith. Whether or not you are able to attend the meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not less than 24 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting nor at any adjourned meeting should you so wish.
28 October 2011

CONTENTS

Page

DEFINITIONS	1

LETTER FROM THE BOARD	3

NOTICE OF EXTRAORDINARY GENERAL MEETING	6

- i -

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“Announcements”	the announcements of Sinopec Corp. made on 26 March 201023 February 2011 and 28 February 2011

“A Share(s)”	domestic share(s) with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Shanghai Stock Exchange

“A Shareholder(s)”	holder(s) of A Shares

“Board” or “Board of Directors”	the board of Directors of Sinopec Corp. “CB Holder(s)” holder(s) of the Convertible Bonds

“Convertible Bonds”	convertible corporate bonds in the total amount of RMB23 billion which are convertible into new A Shares, issued by Sinopec Corp. in the PRC on 23 February 2011
“CSRC”	the China Securities Regulatory Commission of the PRC “Directors” the directors of Sinopec Corp.

“Downard Adjustment Condition”	the closing prices of the A Shares in any 15 trading days out of any 30 consecutive trading days are lower than 80% of the prevailing conversion price of the Convertible Bonds

“EGM”
the extraordinary general meeting to be convened by Sinopec Corp. for all the Shareholders to consider, and if thought fit, to approve, the proposed downward adjustment to the conversion price of A Share Convertible Bonds

“H Shares”	overseas listed foreign shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on SEHK and traded in Hong Kong dollars

“H Shareholder(s)”	holder(s) of H Shares

“Mainland China”	the PRC, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan

“Offering Document”	the offering document in relation to the issuance of the Convertible Bonds

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“SEHK”	The Stock Exchange of Hong Kong Limited

DEFINITIONS

“Share(s)”	ordinary shares in the capital of Sinopec Corp. with a nominal value of RMB1.00 each, comprising the A Shares and the H Shares

“Shareholder(s)”	the registered holder(s) of Shares of Sinopec Corp.

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC

LETTER FROM THE BOARD

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Executive Directors:	Registered Office:
Wang Tianpu	22 Chaoyangmen North Street
Zhang Jianhua	Chaoyang District
Wang Zhigang	Beijing 100728
Cai Xiyou	People’s Republic of China
Dai Houliang

Non-Executive Directors:
Fu Chengyu
Zhang Yaocang
Cao Yaofeng
Li Chunguang
Liu Yun

Independent Non-Executive Directors:
Li Deshui
Xie Zhongyu
Chen Xiaojin
Ma Weihua Wu Xiaogen

28 October 2011
To the Shareholders

Dear Sir or Madam,

DOWNWARD ADJUSTMENT TO THE CONVERSION PRICE OF THE A SHARE CONVERTIBLE BONDS

I.	INTRODUCTION

Reference is made to the Announcements and Sinopec Corp.’s circular dated 1 April 2010 in relation to the issuance of the Convertible Bonds. In accordance with the approval by CSRC, Sinopec Corp. issued the Convertible Bonds on 23 February 2011.

LETTER FROM THE BOARD

Pursuant to the Offering Document, during the term of the Convertible Bonds, its conversion price may be subject to downward adjustments if the closing prices of the A Shares in any 15 trading days out of any 30 consecutive trading days are lower than 80% of the prevailing conversion price. Within 10 trading days of the occurrence of such circumstance, the Board may propose downward adjustments to the conversion price of the Convertible Bonds for the Shareholders to consider and seek their approval at a general meeting.

Pursuant to the terms of the Offering Document, the above-mentioned proposal is subject to approval of two-thirds of the participating Shareholders with voting rights at such general meeting. Shareholders who are also CB Holders shall abstain from voting.

II.	PROPOSED DOWNWARD ADJUSTMENT TO THE CONVERSION PRICE OF THE CONVERTIBLE BONDS

As of the date of this circular, in 15 trading days out of the previous 30 consecutive trading days, the closing prices of the A Shares were lower than 80% of the prevailing conversion price of the Convertible Bonds. Therefore, the Downward Adjustment Condition has been satisfied.]

To facilitate the downward adjustment of the conversion price of the Convertible Bonds, and in accordance with the Offering Document, on 27 October 2011, the Board resolved to submit to shareholders for consideration and approval at the EGM, the proposed downward adjustment to the conversion price of the Convertible Bonds and the authorisation to the Board to determine the adjusted conversion price.

Pursuant to the Offering Document, the adjusted conversion price shall be not less than (a) the average trading price of the A Shares of Sinopec Corp. within 20 trading days preceding the EGM, (b) the average trading price of the A Shares of Sinopec Corp. on the trading day immediately before the EGM, (c) the net asset value per Share based on the latest audited financial statement prepared in accordance with the PRC ASBE, and (d) the nominal value per Share. If the adjusted conversion price is higher than the original prevailing conversion price, the adjusted conversion price shall remain the original prevailing conversion price.

III.	CLOSURE OF REGISTER OF MEMBERS

The H Share register of members of Sinopec Corp. will be closed from Tuesday, 15 November 2011 to Thursday, 15 December 2011 (both days inclusive). To be entitled to attend the EGM, H Shareholders shall lodge their share certificates and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17M Floor, Hopewell Centre, No. 183 Queen’s Road East, Wan Chai, Hong Kong for registration of transfer, by no later than 4:30 pm on Monday, 14 November 2011.

IV.	EXTRAORDINARY GENERAL MEETING

You will find on pages 6 to 8 of this circular a notice of the EGM to be held at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, PRC on 15 December 2011 at 9 a.m.

LETTER FROM THE BOARD

A form of proxy for use in connection with the EGM is enclosed herewith. Whether or not you are able to attend the meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not less than 24 hours before the time appointed for holding the meeting.

Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

Shareholders (or their proxies) will vote by poll at the EGM.

V.	RECOMMENDATION

The Directors (including all the independent non-executive directors) believe that the proposed downward adjustment to the conversion price of Convertible Bonds is in the best interests of Sinopec Corp. and its shareholders as a whole and accordingly recommend the shareholders to vote in favour of the resolution at the EGM.

By order of the Board
China Petroleum & Chemical Corporation
Chen Ge
Secretary to the Board of Directors

NOTICE OF EXTRAORDINARY GENERAL MEETING

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Notice of the Second Extraordinary General Meeting for the Year 2011

NOTICE IS HEREBY GIVEN that the on-site second extroardinary general meeting (“Extraordinary General Meeting”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) for the year 2011 will be held at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on Wednesday, 15 December 2011 at 9:00 a.m.. Holders of domestic shares are provided with internet voting to participate at the Extraordinary General Meeting. Unless the context otherwise requires, capitalized terms used herein shall have the same meeting as in the Company’s circular dated 28 October 2011.

I.	RESOLUTION TO BE CONSIDERED AND APPROVED AT THE EXTRAORDINARY GENERAL MEETING

By Way of Special Resolution:

1.
THAT the conversion price of the Convertible Bonds be adjusted downwards; and THAT the Board of directors of Sinopec Corp. be authorised to determine the adjusted conversion price of the Convertible Bonds based on the market condition as of the date of the EGM, subject to certain conditions as set out in the Company’s circular dated 28 October 2011.

II.	ATTENDEE OF EXTRAORDINARY GENERAL MEETING

(I)	Eligibility for attending the Extraordinary General Meeting

Holders of domestic shares of Sinopec Corp. whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of Sinopec Corp.’s H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Monday, 14 November 2011 are eligible to attend the Extraordinary General Meeting. To be entitled to attend the EGM, H Shareholders shall lodge their share certificates and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17M Floor, Hopewell Centre, No. 183 Queen’s Road East, Wan Chai, Hong Kong for registration of transfer, by no later than 4:30 pm on Monday, 14 November 2011.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(II)	Proxy

1.
A member eligible to attend and vote at the on-site Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

2.
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

3.
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the registered address of Sinopec Corp. and, in the case of holder of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

4.	A proxy may exercise the right to vote by poll.

III.	Registration procedures for attending the on-site Extraordinary General Meeting

(I)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(II)
Holders of H Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to Sinopec Corp. on or before Thursday, 24 November 2011.

(III)	Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

(IV)	The H Share register of members of Sinopec Corp. will be closed from Tuesday, 15 November 2011 to Thursday, 15 December 2011 (both days inclusive).

IV.	Abstention from voting

Pursuant to the terms of the Offering Document, the above-mentioned resolution is subject to approval of two-thirds of the participating Shareholders with voting rights at the Extraordinary General Meeting. Shareholders who are also CB Holders shall abstain from voting.

NOTICE OF EXTRAORDINARY GENERAL MEETING

V.	Miscellaneous

(I)	The Extraordinary General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(II)
The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at: 166 Lujiazuidong Road, Pudong District, Shanghai.

(III)	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

(IV)	The registered address of Sinopec Corp. is at:

22 Chaoyangmen North Street
Chaoyang District
Beijing
Post Code: 100728
The People’s Republic of China
Telephone No.: (+86) 10 5996 0028
Facsimile No.: (+86) 10 5996 0386

By Order of the Board
Chen Ge
Secretary to the Board of Directors

Beijing, PRC, 28 October 2011

As of the date of this notice, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+, Ma Weihua+, Wu Xiaogen+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Proxy Form for the Second Extraordinary General Meeting for the Year 2011

Number of Shares related to this proxy form (Note1)

I (We)(note 2)

of

being the holder(s) of

H Share(s)/domestic Share(s)(note  3)  of RMB1.00 each of China Petroleum & Chemical Corporation (“Sinopec Corp.”) now appoint(note  4)

(I.D. No.:                                                of                                                      Tel. No.:                                                  )/ the chairman of the meeting as my (our) proxy to attend and vote for me (us) on the following resolution in accordance with the instruction(s) below and on my (our) behalf at the second extraordinary general meeting of Sinopec Corp. for the year 2011 (“EGM”) to be held at 9:00 a.m. on Thursday, 15 December 2011 at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, PRC for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the EGM. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion.

Special Resolution	For(Note 5)	Against (note 5)
1
THAT the conversion price of the A Share Convertible Bonds issued on 23 February 2011 (“Convertible Bonds”) be adjusted downwards; and THAT the Board of directors of Sinopec Corp. be authorised to determine the adjusted conversion price of the Convertible Bonds based on the market condition as of the date of the EGM, subject to certain conditions set out in the Company’s circular dated 28 October 2011.

Date: _____________________________                Signature(s):  ___________________________________________(note 7)

Notes:

1.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.	Please delete as appropriate.

4.
Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to his proxy form must be signed by the signatory.

5.
Attention: If you wish to vote FOR the resolution, please indicate with a “{” in the appropriate space under “For”. If you wish to vote AGAINST the resolution, please indicate with a “{” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

6.
This form of proxy must be signed under hand by you or your attorney duly authorised on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

7.
This form of proxy together with the power of attorney or other authorization document(s) which have been notarised must be delivered, in the case of holders of domestic shares, to Sinopec Corp. at 22 Chaoyangmen North Avenue, Chaoyang District, Beijing 100728, the People’s Republic of China or, in the case of holders of H Shares, to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong at least 24 hours before the time designated for the holding of the on-site EGM.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Reply Slip for the Second Extraordinary General Meeting for the Year 2011

I(We)(Note 1)

of	Tel. No.:

being the holder(s) of (Note 2)   H Share(s)/domestic share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation (“Sinopec Corp.”) hereby confirm that I(we) or my (our) proxy wish to attend the second extraordinary general meeting of Sinopec Corp. for the year 2011 (the “EGM”) to be held at 9:00 a.m. on Thursday, 15 December 2011 at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, PRC

Signature(s):

Date:

Notes:

1.	Please insert full name(s) (in Chinese or in English) and registered address(es) (as shown in the register of members) in block letters.

2.	Please insert the number of shares registered under your name(s).

3.
The completed and signed reply slip should be delivered to Sinopec Corp. by hand, by post or by fax at 22 Chaoyangmen North Avenue, Chaoyang District, Beijing 100728, PRC (Fax no.: (+86)10 5996 0386) such that the same shall be received by Sinopec Corp. on or before Thursday, 24 November 2011. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: October 28, 2011